UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING SEC File Number: 001-14733 CUSIP Number: 536797103

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	September 30, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Lithia Motors, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

360 E. Jackson Street
Address of Principal Executive Office (Street and Number)

Medford, Oregon 97501
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

We, in conjunction with our independent registered public accountants, KPMG LLP, are currently in the process of evaluating the accounting treatment associated with our interest rate swaps. Currently, the interest rate swaps are accounted for as hedging instruments in accordance with SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended by SFAS No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities-an amendment of FASB Statement No. 133” and SFAS No. 137, “Accounting for Derivative Instruments and Hedging Activities”. Accordingly, the fair value of our interest rate swap agreements is adjusted quarterly with the changes recorded as deferred gains or losses in our consolidated balance sheet with the offset recorded in accumulated other comprehensive income, net of tax. The difference between interest earned and the interest obligation results in a monthly settlement, which is reclassified from accumulated other comprehensive income to the statement of operations as a component of flooring interest expense. The resulting cash settlement reduces the amount of deferred gains and losses.

If it is determined that the swaps do not qualify as hedging instruments, we would be required to recognize the change in the fair value as a component of earnings on a quarterly basis. In addition, the accumulated other comprehensive income of $2.3 million at September 30, 2006 would be reversed to earnings.

Due to the complicated nature of these provisions, we were unable to finalize the accounting treatment in a timely manner. The impact of this evaluation, if any, on our third quarter 2006 results announced on October 31, 2006 and on previous periods still needs to be determined. Accordingly, we were unable to file our Quarterly Report on Form 10-Q for the quarter ended September 30, 2006 within the prescribed time period without unreasonable effort or expense.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Linda Ganim	(541)	618-5753
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Without consideration for any adjustment, if any, required for a change in our accounting method for interest rate swaps, we expect our net income to be lower in the three and nine-month periods ended September 30, 2006 compared to the same periods of 2005 due to higher operating expenses and interest expense. For further information, we incorporate by this reference our earnings press release attached as an exhibit to our Form 8-K filed October 31, 2006.

Lithia Motors, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	November 10, 2006	By:	Lithia Motors, Inc.

		By:	/s/ Kenneth E. Roberts
Kenneth E. Roberts
Assistant Secretary

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).